McMorgan & Company Capital Advisors, LLC

Financial Statements

December 31, 2019









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMorgan & Company Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Front Street Ste 500
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Daniels — 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

12657 Alcosta Blvd., Ste 500	San Ramon	CA	94583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Scott Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMorgan & Company Capital Advisors LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified In Queens County
Commission Expires July 9, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statements	3 - 5





armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
McMorgan & Company Capital Advisors, LLC
San Francisco, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of McMorgan & Company Capital Advisors, LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of McMorgan & Company Capital Advisors, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Armanino LLP

Armanino[LLP]
San Jose, California

We have served as the Company's auditor since 2016.

February 26, 2020

MOORE

An independent firm associated with Moore Global Network Limited

MCMORGAN & COMPANY CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Assets

Cash and cash equivalents	$ 852,314
Placement fee receivable	241,496
Other assets	9,484
Total assets	$ 1,103,294

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 21,674
Due to Parent Company	407,579
Total liabilities	429,253
Member's equity	674,041
Total liabilities and member's equity	$ 1,103,294

The accompanying notes are an integral part of these financial statements.

1. Organization

McMorgan & Company Capital Advisors, LLC (the "Company"), was incorporated on October 1, 2012 ("Inception"), in the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"), and is a wholly-owned subsidiary of McMorgan & Company LLC (the "Parent"). The Company is in the business of providing investment management services to employee benefit plans. The Company also provides solicitation, support, and client relations services to certain retirement/benefit plan investment advisory clients in the Taft-Hartley market space.

2. Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates based on assumptions about current and sometimes future economic and market conditions, which affect reported amounts and related disclosures in the Company's financial statements. Although the Company's estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future actual conditions could be different than anticipated in those estimates. Significant estimates include the collectability of placement fee receivable.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Placement fee receivable

Placement fee receivable is presented net of estimated uncollectible amounts. The normal payment terms are generally 30 to 90 days from the invoice date, which are billed according to the agreement terms. The Company records an allowance for estimated uncollectible accounts in an amount approximating probable losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. As of December 31, 2019, there was no allowance recorded as management believes all receivables are collectible.

2. Summary of Significant Accounting Policies (continued)

Revenue recognition

Placement fees are earned upon the successful conclusion of placement engagements and throughout the life of the engagement until the account is terminated. Placement fees earned are based on a percentage applied to the customer's assets under management. Fees are typically received quarterly and are recognized as revenues at that time, as that is when the performance obligations under the placement fee contracts are earned.

Income taxes

The Company is organized as a limited liability company, which is treated as a disregarded entity for federal tax purposes. Under limited liability company rules, substantially all income tax liabilities flow through to the Member, with the exception of certain state taxes. Federal, state, and local income taxes have not been provided for in these financial statements to the extent the Member of the Company is responsible for reporting its allocable share of income, gains, deductions, losses, and credits on its respective individual tax returns. The Company files income tax returns in the U.S. federal jurisdiction and the state of California. Generally, the Company is subject to examination by federal (or state and local) income tax authorities for three years from the filing of a tax return.

Subsequent events

Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are issued. Management has evaluated events and transactions for potential recognition or disclosure through February 26, 2020, the date the financial statements were issued.

3.   Related-Party Transactions

As of October 1, 2012, the Company entered into an Expense Sharing Agreement with its Parent, whereby the Company will reimburse the Parent for payroll and certain administrative costs. These costs, including other expenses paid by the Parent on behalf of the Company, totaled $695,121 for the year ended December 31, 2019, and are included in compensation and operating expenses on the accompanying statement of income, of which $407,579 is included in the liabilities section of the statement of financial condition as of December 31, 2019.

4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $423,061, which was $394,444 in excess of its required net capital of $28,617. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was 1.01 to 1.

5.   Concentrations

The Company has cash and cash equivalents in the form of deposits, which, from time to time, may exceed depository insurance limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant risk of loss.

Four customers accounted for 89% of revenue and four customers accounted for 95% of the placement fee receivable for the year ended and as of December 31, 2019.

6.   Defined Contribution Plan

Employees are eligible to participate in a 401(k) defined contribution plan administered by the Parent. The Parent matches 50% of an employee's contribution up to 6% of eligible compensation. In addition, the plan allows for a profit sharing contribution that is a discretionary contribution determined annually by the Parent. If made, the profit sharing contribution is based on a percentage of the employee's eligible earnings. The employer match and profit sharing expense allocated to the Company amounted to $20,094 for the year ended December 31, 2019. The expense is covered by the Expense Sharing Agreement and is included in compensation expense on the accompanying statement of income.